SunAmerica Asset Management Corp. 2919 Allen Parkway Houston, TX 77019-2118 713.831.5165 Tel 713.831.5931 Fax louis.ducote@valic.com Louis O. Ducote Counsel

Via EDGAR

April 22, 2013

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	SunAmerica Series Trust ( “Registrant”)

Registration Statement on Form N-1A

File Nos. 033-52742; 811-7238

CIK 0000892538

Ladies and Gentlemen:

On behalf of the Registrant, this letter responds to comments provided via teleconference by Mr. Patrick Scott of the Securities and Exchange Commission on March 19, 2013, with respect to Post-Effective Amendment No. 69 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 8, 2013, to register two new series of the Registrant, the VCPsm Value Portfolio and the VCP Total Return Balancedsm Portfolio (each a “Portfolio, and collectively, the “Portfolios”). The substance of the staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment.

The staff provided the following comments to the prospectus of both Portfolios:

1.	Comment: Please include a statement that, if the separate account fees were reflected in the fee table and expense example, the total annual portfolio operating expenses and the costs of investing in the portfolio, respectively, would be higher.

Response: The Registrant has included the requested statement in each of the summary prospectuses under Fees and Expenses of the Portfolio and in the paragraph that precedes the expense example.

2.	Comment: Please disclose the advisory and subadvisory fee schedules in each of the Portfolios’ prospectuses.

Response: The Registrant has updated each of the Portfolios’ prospectuses to include the adviser’s respective fee schedules. In accordance with Instruction 3 to Item 10 of Form N-1A,

which provides that if a fund has multiple advisers the aggregate fee paid to all advisers rather than the fees paid to each adviser should be disclosed, the subadvisers’ fee schedules have not been separately presented. The Registrant notes that the adviser pays the subadvisers out of the management fees it receives from the Portfolios and the rates of the management fees paid by the Portfolios are clearly disclosed. The Portfolios do not pay the subadvisers directly.

3.	Comment: Please explain how the section of the prospectus titled Additional Information about the Portfolio’s Investment Strategies and Investment Risks responds to Item 9 of Form N-1A and why the Registrant has chosen to respond to Item 9 in such manner.

Response: The Registrant believes that the prospectuses’ format presents the disclosures responsive to Item 9 in a concise, understandable manner. General Instruction C.3.(a) to Form N-1A requires registrants to organize information in the prospectus in a manner that is easy for investors to understand. Pursuant to Rule 421 under the Securities Act of 1933, such information need not follow the order of the items in the form other than in response to Items 2 through 8. The Registrant believes that the information included in the prospectuses when taken as a whole is responsive to Item 9 of Form N-1A.

4.	Comment: Please confirm that the Registrant is aware of its responsibility to file an interactive data file in accordance with General Instruction C to Form N-1A.

Response: Confirmed.

5.	Comment: Please provide an copy of the Portfolios’ completed fee tables and expense examples.

Response: The Portfolios’ completed fee tables and expense examples are enclosed herewith.

The staff provided the following comment to the prospectus of the VCP Value Portfolio:

6.	Comment: The Registrant discloses that the primary risks associated with the Portfolio’s use of derivatives are market risk and hedging risk. Please revise the Portfolio’s principal investment strategies and/or principal risks to articulate the types of derivatives used by the Portfolio that give rise to these risks.

Response: In the summary prospectus, under the sections Principal Investment Strategies of the Portfolio and the Principal Risks of Investing in the Portfolio, the disclosure has been revised to state that since the Portfolio primarily uses exchange-traded equity index futures contracts and exchange-traded interest rate futures contracts, the primary risks associated with the Portfolio’s use of derivatives are market risk and hedging risk.

The staff provided the following comment to the statement of additional information (“SAI”):

7.	Comment: Please confirm that the adviser’s management structure is up-to-date as presented in the SAI.

Response: The Registrant confirms that the disclosure is up-to-date.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings of the above-referenced Registration Statement, staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at 713.831.1312.

Sincerely,

//s// LOUIS DUCOTE
Louis O. Ducote, Esq.

cc:	Nori L. Gabert, Esq.

Douglas Loeffler

Enclosures

Portfolio Summary: VCPsm Value Portfolio

Investment Goal

The Portfolio’s investment goal is to seek current income and moderate capital appreciation while managing portfolio volatility.

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The Portfolio’s annual operating expenses do not reflect the separate account fees charged in the variable annuity contract or variable life insurance policy (“Variable Contracts”), as defined herein, in which the Portfolio is offered. If the separate account’s fees were shown, the Portfolio’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	0.93%
Service (12b-1) Fees	0.25%
Other Expenses[1]	0.15%
Total Annual Portfolio Operating Expenses Before Fee Waiver and/or Expense Reimbursement	1.33%
Fee Waiver and/or Expense Reimbursement[2]	(0.10%)
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.23%

1	“Other Expenses” have been estimated due to the Portfolio commencing operations on May 1, 2013.
2	Pursuant to an Expense Limitation Agreement, SunAmerica Asset Management Corp. (“SAAMCo”) has contractually agreed, for the period from the Portfolio’s inception through May 1, 2014, to waive its fees and/or reimburse expenses to the extent that the Total Annual Portfolio Operating Expenses exceed 1.23% of the Portfolio’s average daily net assets. For purposes of the Expense Limitation Agreement, “Total Annual Portfolio Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. Any waivers or reimbursements made by SAAMCo with respect to the Portfolio are subject to recoupment from the Portfolio within two years after the occurrence of the waiver and/or reimbursement, provided that the Portfolio is able to effect such payment to SAAMCo and remain in compliance with the expense limitation in effect at the time the waivers and/or reimbursements occurred. This agreement may be modified or discontinued prior to May 1, 2014 only with the approval of the Board of Trustees of the Portfolio, including a majority of the Independent Trustees.

Expense Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same and that all contractual expense limitations and fee waivers remain in effect only for the period ending May 1, 2014. The Example does not reflect charges imposed by the Variable Contract. If the Variable Contract fees were reflected, the expenses would be higher. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	1 Year	3 Years
Class 3 Shares	$125	$412

Portfolio Turnover

The Portfolio pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio’s performance. The portfolio turnover rate is not available because the Portfolio commenced operations on the date of this prospectus.

Principal Investment Strategies of the Portfolio

The Portfolio invests primarily in equity and fixed income securities, derivatives and other instruments that have economic characteristics similar to such securities that it believes will decrease the volatility level of the Portfolio’s annual returns. Under normal circumstances, the Portfolio invests at least 60% of its net assets in income-producing equity securities. For purposes of this policy, the Portfolio considers income-producing equity securities to include securities such as dividend paying common stocks and preferred stocks, interest paying convertible securities and zero coupon convertible securities (on which the Portfolio accrues income for tax and accounting purposes but receives no cash). Although the Portfolio invests in the securities of issuers of all capitalization sizes, a substantial number of the issuers in which the Portfolio invests are expected to be large-cap companies. The subadviser also employs a “VCP” (Volatility Control Portfolio) risk management process intended to manage the volatility level of the Portfolio’s annual returns.

In selecting securities for the Portfolio, the subadviser emphasizes a value style of investing, seeking well-established, undervalued companies that the subadviser believes offer the potential for income with safety of principal and long-term growth of capital. The subadviser focuses on undervalued companies with catalysts for improved valuation. Internal and external factors considered by the subadviser as catalysts for

Portfolio Summary: VCP Total Return Balancedsm Portfolio

Investment Goal

The Portfolio’s investment goal is to seek capital appreciation and income while managing portfolio volatility.

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The Portfolio’s annual operating expenses do not reflect the separate account fees charged in the variable annuity contract or variable life insurance policy (“Variable Contracts”), as defined herein, in which the Portfolio is offered. If the separate account’s fees were shown, the Portfolio’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class 3
Management Fees	0.86%
Service (12b-1) Fees	0.25%
Other Expenses[1]	0.16%
Total Annual Portfolio Operating Expenses Before Fee Waiver and/or Expense Reimbursement	1.27%
Fee Waiver and/or Expense Reimbursement[2]	(0.11%)
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.16%

1	“Other Expenses” have been estimated due to the Portfolio commencing operations on May 1, 2013.
2	Pursuant to an Expense Limitation Agreement, SunAmerica Asset Management Corp. (“SAAMCo”) has contractually agreed, for the period from the Portfolio’s inception through May 1, 2014, to waive its fees and/or reimburse expenses to the extent that the Total Annual Portfolio Operating Expenses exceed 1.16% of the Portfolio’s average daily net assets. For purposes of the Expense Limitation Agreement, “Total Annual Portfolio Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. Any waivers or reimbursements made by SAAMCo with respect to the Portfolio are subject to recoupment from the Portfolio within two years after the occurrence of the waiver and/or reimbursement, provided that the Portfolio is able to effect such payment to SAAMCo and remain in compliance with the expense limitation in effect at the time the waivers and/or reimbursements occurred. This agreement may be modified or discontinued prior to May 1, 2014 only with the approval of the Board of Trustees of the Portfolio, including a majority of the Independent Trustees.

Expense Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same and that all contractual expense limitations and fee waivers remain in effect only for the period ending May 1, 2014. The Example does not reflect charges imposed by the Variable Contract. If the Variable Contract fees were reflected, the expenses would be higher. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	1 Year	3 Years
Class 3 Shares	$118	$392

Portfolio Turnover

The Portfolio pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio’s performance. The portfolio turnover rate is not available because the Portfolio commenced operations on the date of this prospectus.

Principal Investment Strategies of the Portfolio

The Portfolio seeks to achieve its investment goal by investing in a combination of fixed income instruments and derivatives. Under normal circumstances, the Portfolio will invest at least 25% of its total assets in fixed income instruments. For this purpose, “fixed income instruments” include bonds, debt securities and similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio may also use forward contracts or derivatives such as options, futures contracts, or swap agreements that have economic characteristics similar to the securities mentioned above. In addition, the subadviser employs a “VCP” (Volatility Control Portfolio) risk management process intended to manage the volatility of the Portfolio’s annual returns.

The Portfolio targets an allocation of approximately 60% of its net assets to a component that gains exposure to equity markets primarily by investing in exchange-traded futures contracts and equity swaps (the “equity component”) and approximately 40% of net assets to a fixed income component. The Portfolio’s investments in the equity component will be used in part to manage the Portfolio’s volatility. Volatility is a statistical measure of the frequency and level of changes in the Portfolio’s returns over time without regard to the direction of those changes. Volatility may result from rapid or dramatic price swings and is not a measure of investment performance.